Exhibit 1

This document is an unofficial transcript of the conference call held on May 15, 2014. Due to audio quality and other factors, transcripts are not always precise. There is no assurance as to the accuracy, reliability or completeness of this transcript. Any person reading this transcript and relying on it should do so at his or her own risk.

Operator:

Good morning, ladies and gentlemen. Thank you for standing by and welcome to Oi S.A.’s conference call to discuss the 1Q14 results.

This event is also being broadcast simultaneously on the Internet via webcast, which can be accessed on the Company’s IR website, www.oi.com.br/ir, together with the respective presentation. We would like to inform you that during the Company’s presentation, all participants will only be able to listen to the call. We will then begin the Q&A session, when further instructions will be given. In case you need any assistance during the conference, please request the operator’s help by pressing the “*” key followed by “0”.

This conference call contains forward-looking statements that are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such statements speak only as of the date they are made, and the Company is under no obligation to update them in light of new information or future developments.

I will now turn the conference over to Mr. Zeinal Bava, CEO. Please, Mr. Bava, you may proceed.

Zeinal Bava:

OK. Thank you very much. Good morning, ladies and gentlemen, and good afternoon for some of you. Allow me to use the presentation that we put on our site to guide you through the 1Q results announcement of Oi. Perhaps starting with the progress that we have made against the business priorities that we outlined to a lot of you during the recent roadshow that we did.

So, starting with the business priorities, as I highlighted a number of times in the meetings that we had, essentially, we have four plus one business priorities: OPEX control, cost control, asset monetization, synergies with Portugal Telecom, and plus one is to do the right thing for the Company so that we can position ourselves to take advantage of the future growth opportunities that exist, particularly in the Brazilian market and what concerns broadband and pay-TV.

Let me start with OPEX control, page number three of the presentation; OPEX was down in Brazil 4.8% in the 1Q. Sequentially, if you just look against the 4Q, OPEX was also down. Bear in mind that we have an impact from rentals of the asset disposals that we did during the course of the 4Q13. But notwithstanding, OPEX was down 4.8%, both compared to the 1Q13, and sequentially was also down.

With regard to Portugal, likewise; the focus, as I mentioned earlier in the presentation and in the meetings that we did, is in maximizing cash flow generation, and therefore,

maintaining high levels of financial discipline when it comes to OPEX and CAPEX. OPEX in Portugal, notwithstanding the fact that we have been cutting costs sequentially for quite a few quarters now, costs are also down 6.5% sequentially, and 4.4% year-on-year.

Now, we are able to achieve some of these cost benefits on the back of the low hanging fruits that we believe exist, particularly in Oi, but also on the back of business process reengineering that we are implementing in Oi, and also in Portugal Telecom. We have highlighted to you some of the key initiatives that we are pursuing, not just in Brazil, but also in Portugal. And we believe there is still substantial potential for us to continue to optimize costs, not just in Brazil, but also in Portugal.

With regard to CAPEX, likewise, CAPEX was down 29% in the 1Q in Brazil; 20% down in the 1Q in Portugal. EBITDA minus CAPEX generation at Oi in the 1Q amounted to about R$502 million. In Portugal, it was up 8%, and amounted to €186 million. So, in both companies, Oi and Portugal Telecom, we continue to maintain high level of financial and cost discipline.

Some of the initiatives that we are implementing to reduce our CAPEX involve taking a much more granular approach to investments that we do, particularly here in Brazil, but also the renegotiation with suppliers that are ongoing, and also the infrastructure sharing that we are doing with some of our peer group companies in Brazil. In Portugal, it is worth highlighting that we are beginning to benefit from the fact that we have completed the modernization process of our network and also of our IT, and as a result, in the future CAPEX in Portugal will be success-based.

With regard to monetization of assets, since June last year we sold our fixed line towers, we have sold our mobile towers; we sold our submarine cables. As from June, we have sold assets worth approximately R$4 billion. Just in the 1Q alone, we received the cash in connection with the disposal of our fixed line towers and submarine cables amounting to R$3.3 billion of cash. So, as we said before, we will look to correct the cash burn in this company, and in the process, we will look to sell assets so that we can fund ourselves through cash flow becoming positive in 2016.

As I also said in a number of meetings that I had with investors, we see these asset disposals as a way for us to fund ourselves more cheaply. We are not only getting much, much longer maturities in our company, but we are also beefing up our financial flexibility, and we are using some of this additional cash to pay some of the more expensive financial liabilities that we have at Oi. And Bayard, our CFO at Oi, will mention, in particular, the payment that we did in connection with our 3G license, which was costing us about 18% per annum.

With regard to synergies: synergies have been estimated at about R$261 million between OPEX and CAPEX. We believe we can do this and we can do more. We prefer to understate and over-deliver. We have highlighted to you a number of the synergy areas that will come from the integration of Portugal Telecom and Oi, and it rests on us to come back to you quarter after quarter and share with you the action plan and also the results that we are achieving.

I have no doubt in my mind that when we speak again, when we announce the 2Q results, we will have numbers alongside some of these initiatives to share with you so that you can monitor the progress that we are making. The plus one business objective is to position Oi in particular to grow in the future. Now, this means that we need to move from single-play to double-play, double-play to triple-play. We have just recently re-launched our TV service in Brazil in April, and you will certainly have seen in the presentation here, sales of our TV service in April are doing much better than the average run-rate of the 1Q.

When it comes to mobility, clearly, we would like to be the champions of prepaid in this market. So, we are repositioning our offers to be much more aggressive in prepaid, bearing in mind, however, that a lot of the promotions that we are doing are below the line so as to ensure that this market can move in the direction of becoming more rational in the future. When it comes to corporate, we are leveraging the work that Portugal Telecom has done around virtualization, if you like cloud, and take advantage of that to beef up our data, IT, and also cloud revenues.

In Portugal, as part of the investments we did in technology and the transformation of the business model, today, if you just look at, for example, the residential segment, 67.8% of our revenues are actually non-voice revenues. What this means is that the business is a lot more resilient than it used to be. And in fact, the numbers that we have put out in connection with Portugal show how resilient the business has been, and in my view, that has a lot to do with the fact that we repositioned our offer on the back of leading edge technology in every single segment, whether we are talking about residential, personal mobility, enterprise as well.

In Brazil, the pay-TV gross adds are up 51% in April, compared to the run-rate of the 1Q. We took a deliberate management decision to go slow when it came to TV, not only because of churn, but also because we had bought capacity in the new satellites. And now, we feel much more comfortable to drive those gross adds. Furthermore when you think about personal mobility, data revenues are up again 43%, although we think there is still substantial work to be done in this particular area.

So, four plus one; cost discipline, CAPEX discipline so as to ensure cash flow generation, synergies with Portugal Telecom, asset monetization, and plus one, do the right thing to position this company so that we can grow in 2015 and beyond, towards our objective to become cash flow positive in 2016.

Some of the highlights in terms of the bigger numbers of our company, perhaps, slide nine, as you can see in this new company that we have now put together, about 73% of our customers are in Brazil, 22% of our revenues are generated in Portugal, and about 19% of our EBITDA is generated in Portugal. Worth emphasizing is that together as a Newco, we have over 100 million customers, and this gives us the scale that we need to remain competitive in the long term, not just in Brazil, but also in Portugal.

Page 11, if you look at the combined financials, we had revenues of about R$9 billion, EBITDA of about R$3.8 billion, of course impacted by the disposal of mobile towers that we did. Our CFOs and my CFOs here will take you through that. But as you can see, our net debt is roughly R$42.7 billion. But when you look at the liquidity position of the Company, which is page 12, we continue to enjoy significant amount of liquidity: R$24.1 billion of liquidity with a maturity of over four years, a bit more than 60% of our debt maturing in 2017 and beyond. Worth mentioning also is that both in Portugal and in Brazil, we do not have any FOREX exposure.

Allow me now just to spend a few minutes and talk to you a little bit about the business. Starting with Brazil, clearly the challenge in Brazil is for us to focus efforts in terms of leveraging the technology infrastructure we have available in low-density areas. Worth mentioning that Oi is present in 4,800 municipalities, and we think that is a unique and a structural competitive advantage that we have. So clearly, focus on low-density areas to drive profitability, market share gains, in terms of revenues, and in high-density areas, where we would like to lead based on price, and convenience and coverage as well.

Bundled offerings: absolutely critical for us to reposition ourselves when it comes to the residential segment. We have done that before in other markets, namely Portugal. We think we can do it here. Having said that, we have work to do when it comes to productivity of our sales channels, capillarity of our network, and also the change in the mindset of our company in order to move away from selling single-play to selling multiple-play services.

Quality of sales is absolutely critical. Churn in our company was running very high. We took the decision to address, as management, the high churn levels in June last year. Of course, that came at a cost. We had to give up on certain sales channels, capillarity went down. Having said that, when you look across all our business segments and all our services today, we believe our churn is very much benchmark. And now, we need to focus on increasing our market share of products.

In that regard, page 15, we have launched our new pay-TV offer. We think this pay-TV offer is structurally much, much better offer than any other offer in this market when it comes to DTH, not only because we have more HD, but also because we have this partnership with Globo and local content, as you know, in Brazil and everywhere else is absolutely critical to drive penetration of pay-TV, which, in this market we believe still has substantial potential to grow in the future.

When it comes to broadband, I have no doubt in my mind that as we move in the direction of selling more pay-TV, and bundling that with landline and broadband, we will also be able to show better gross adds in terms of broadband. We do not give you disclosure in terms of broadband revenues and pay-TV revenues. All I can say is that we continue to grow, albeit at a slower rate, due to the decision that we took, a deliberate decision to fix the churn before we start actually selling more. Pay-TV churn, as you can see, early churn, is down 17%, and we continue to believe there is still work to do and improvements to realize.

We included, on page 16, one example of how we are driving convergence with the fixed to mobile convergence. Again, main objective is for us to increase our share of wallet of every household, and continue to improve the value proposition of our landline offer. And as you can see on slide 16, that has a direct impact on the churn in terms of the fixed line. Multiple-play is clearly one of our business objectives. Households with more than one play, or rather one service has gone up 3 p.p. ARPU was up 7% still on the back of the work that we are doing around retention management or savings in downgrades but we still believe that there is a lot more work to be done in terms of cross-selling and up-selling as well.

Revenues: broadband 6.5% up, pay-TV 18% up; again, this is against a background where we took a decision to go slow, but I hope that in the next few quarters, we can give you a lot more detail and a lot more visibility as to what we think is possible in these particular services. When it comes to mobility, we showed service revenues grow about the same as the 4Q13. Having said that, recharges were up much faster, and in my view, this has a lot to do with the fact that we are focusing in becoming a bigger player in terms of prepaid. As I have mentioned to you before, São Paulo State still continues to represent a drag in terms of our performance. But in those areas where we have substantial market share are also areas where the economic growth and the consumption growth is likely to be higher in this market.

When it comes to the youth segment, our Oi Galera offer leverages not just the music and the SMS, and so on, it also leverages the free Wi-Fi access that we provide to over 670,000 hotspots. It is our view that by the end of the year, we are likely to have about 1 million hotspots in this market. And we think this is the killer act when you are thinking about the youth segment in the medium and the long term.

In terms of prepaid, page 19, prepaid net adds were up significantly with the focus that I mentioned to you earlier. Recharges were up 7.1%, which compares with 5.4% in the 4Q13. And because some investors are less familiar with our market share in each of the states, we have highlighted here for you the states that are likely to grow consumption much much more than the average consumption growth in Brazil, and highlight for you here the market share that we have in those states. As you can see, in those states that are likely to post high consumption growth, we enjoy a pretty leading position.

When it comes to dealing with bad debts and so on, one of the things that we are also doing in terms of personal mobility is to make simple fixed to mobile offers available, whereby you can pay for those services using your credit card. The Oi Conta Total, Oi Controle, is one good example of that. And as you can see, we are making good progress, not just in terms of customers, but also in terms of revenues.

When it comes to page 21, on postpaid, as I mentioned to you, we took a deliberate management decision to go slow on postpaid for two reasons: because of subsidies, we do not like to subsidize handsets, and second because churn was running very high. The Brazilian market, when it comes to enterprises and corporate segment, is going in the direction of lower subsidies in handsets. This may represent an opportunity for us to start looking at postpaid more aggressively in the future. Having said that, what we are really looking for is an inflection point. And for us, that inflection point is convergence so that we can get back in the game of personal mobility. So, personal mobility; we are beefing up our 3G coverage, our points of sale, and we are looking forward to seeing subsidies come down and the inflection point of convergence to start doing better in this particular area. And therefore, when you look at our customer revenue performance in the 1Q and compare with our peer group companies, please, bear in mind that São Paulo is a drag for us and postpaid right now is not a priority. And as a result, the 3.5% that we announced represents a pretty good performance.

Mobile data revenues were up and we continue to make good progress in terms of increasing the contribution to the overall mobility revenues. Those were up from 19% to 27%. Also worth mentioning is that by having launched packages that bring together

SMS and data, we are also hedging our best with regard to what the future reserves in terms of SMS revenues in this market as well.

SMEs: commercial turnaround is in progress. Allow me to go to page 24, but we are beginning to see results. Having said that, there is still work to be done. As you certainly will have seen on this page 24, because we took a very aggressive decision to tackle churn, we lost 50% of our franchisees. Now, of course, we are beefing up the capillarity of our network. Our gross adds, of course, reflected the fact that we lost points of sale, but the good news is that the gross margin contribution, on the back of better quality sales, is beginning to improve. And we believe that over the next few quarters, still work to be done, but the trends are encouraging. It will be a bumpy ride, because these things take a bit of time to basically deliver on results, but the trends are in the right direction.

When it comes to corporate, IT revenues were up 20%; data revenues were up 16%. This has a lot to do with the fact that we decided to focus on data and virtualization in IT to broaden the scope of the services that we offer, so that we can make ourselves a lot more relevant to our customers. Clients are clearly going in the direction of wanting to have all-IP solutions. And in that regard, we are leveraging the work that Portugal Telecom has done over the last 12 months to 18 months around virtualization, plus the partnerships and the ecosystem that we have to essentially make progress in this area in Brazil as well.

As a result, you will have seen, on page 26, that our corporate and SME and wholesale revenues were up about 0.6%. Again, there is work to be done when it comes to SMEs. It is work-in-progress, the turnaround, but clearly the 0.6% and the 1.1% growth in billing revenues is encouraging.

Let me now hand you over to Bayard, so he can take you through the financial performance of Brazil. And then, I will discuss Portugal, and then ask Luís Pacheco de Melo, the CFO of Portugal Telecom, to provide you additional details in terms of financial performance in Portugal, and then a quick wrap-up and then Q&A. Bayard, please.

Bayard Gontijo:

Thank you, Zeinal. Good morning, everyone. Starting with Oi’s financial review on page 27, 1Q14 net revenues totaled R$6.9 billion, a reduction of 2.3% in comparison with the same period last year. This performance was due to the drop of mobile termination rate, MTR, that resulted in a reduction of R$180 million in the mobile interconnection revenue. It is important to highlight that customer revenues, which means total revenues minus interconnection, and handset sales increased R$54 million or almost 1% year over year. This is the result of Company’s focus on quality of sales and profitability of the customer base.

In the next page, slide 28, we show the evolution of revenues per segment. Residential segment net revenues totaled R$2.6 billion, almost flat when compared to the 1Q13. Although broadband and pay-TV revenues have grown 7% and 18% respectively, fixed voice revenue decreased 3.1% due to the reduction in traffic. As already mentioned by our CEO, Zeinal, Oi remained with focus on sales of bundled services, combining fixed line, broadband, and TV.

At the end of the quarter, 59% of the households served by the Company had more than one Oi product. The growth of 3 p.p. in the last 12 months of this index, and the outstanding initiatives resulted in 7% growth year over year of the residential ARPU, achieving almost R$74. Net revenues from the personal mobility came to R$2.2 billion, 6.5% less than the 1Q13. As I have already explained, the drop was mainly due to the MTR cut. It is important to emphasize that customer revenues totaled R$1.7 billion, and moved up by 3.6% year over year.

This performance reflects the continuous growth in data usage, mainly mobile Internet, and the increase of the base of clients and recharges in the prepaid market. It is worth noting as well that mobile data revenue grew more than 40% year over year, and already represents 27% of personal mobility customer revenues. The business-to-business segment that includes SME, corporate, and wholesale, recorded net revenues of R$2.1 billion in the 1Q14, up 0.6% from the 1Q13.

This performance was due to primarily the increase in corporate revenue, highlighting data and IT that grew, respectively, 16% and 20%. It is important to mention that the Company is working on turning around the SME segment by revising commissioning model, developing and aligning sales channels, redesigning the offers, and improving productivity.

In slide 29, we show the gross margin contribution, that is revenues minus provision for bad debt and interconnection costs. In this quarter, a higher reduction in the bad debt and interconnection year over year more than compensated the reduction of net revenues, improving gross margins by 4.4%. This emphasizes the Company’s focus on quality of sales.

Moving now on to slide 30, here we present our operating costs and expenses evolution. Considering routine OPEX, the Company presents reduction of R$259 million in comparison to the 1Q13. The main reasons for the OPEX decline were reductions of R$338 million in interconnection costs as a result of MTR cuts, R$280 million in third-party services costs due to mainly in-sourcing of the internal plant maintenance operations, R$45 million in handset sales, in line with the Company’s strategy of lowering subsidies, R$78 million in provisions for bad debt, a result of the improvement in the quality of sales.

On the other hand, increases of R$262 million in lease and insurance costs due to the asset disposals done during 2013, higher expenses with the launch of the new satellite and annual contractual inflation adjustments, and R$50 million in personnel, due also to the in-sourcing of internal plant maintenance operations. It is important to mention that the main items of the review done in the routine costs of the 1Q13 were reversals of R$242 million of employees bonuses that were provisioned in 2012, which was released, net of provisions done in the period; therefore, 1Q13. And R$140 million due to the change in loss probability in legal disputes of tax liabilities related to ICMS. In the 1Q14, OPEX was impacted mainly by a gain of R$1.3 billion from the disposal of mobile towers, together with other items.

Moving now on to slide 31, OPEX fell 4.8% year over year. Excluding interconnection costs and the new lease costs related to the asset disposals, cost decreased 1.5% despite the fact that two-thirds of the OPEX is linked to inflation. Inflation in 2013 amounted to 6.2%. Routine EBITDA moved up 5.9% in an annual comparison, totaling R$1.7 billion. The routine margin stood at 25%, 2 p.p. over the quarter ended March 2013. Excluding the new rent costs due to asset sales of R$156 million in the 1Q14, and R$11 million in the 1Q13, EBITDA grew 15% year-over-year. This improvement reflects the customer revenue growth and focus on cost control.

Slide 32 shows CAPEX with continued focus on reducing the total cost of ownership. In the 1Q14, we invested R$1.2 billion, 78% invested in the network, especially to improve wireline infrastructure for the broadband service, expanding the mobile network, and the voice and data service in the corporate segment. The investments already reflect some initiatives of improving CAPEX efficiency such as rationalization and reduction of the suppliers and re-negotiation of contracts, including pay-as-you-go model, extraction of network synergies, which increase of 3G coverage using existing 2G sites, expansion of traffic offload through Wi-Fi capacity, and leveraging multiple-play with DTH based HD TV services, and finally, RAN sharing of 4G infrastructure.

Operational cash flow totaled R$502 million, 4% up in the quarter, and R$578 million up year over year. The continuous improvement in operational cash flow shows management commitment to leverage control and financial discipline.

Moving now to slide 33, we show the evolution of net debt, which dropped R$1 billion in the quarter, closing the 1Q14 at R$30.3 billion, excluding Portugal Telecom shares. This is because, following the capital increase and acquisition of PT Portugal assets taking into consideration the future merger of Oi and PT, these shares will be canceled.

This quarter, the Company received proceeds from Globenet and mobile towers disposals, which totaled R$3.3 billion. Payments of 3G license, Fistel fee of maintenance, and Oi’s employees’ bonuses partially offset the cash-in of the asset disposals. Important to mention that 3G license and the whole Fistel fee in 2013 were paid in the 2Q. In relation to the daily operation activities, there was an increase of R$1 billion in net debt. It is important to mention that this increase was R$500 million lower than in the 1Q13, thanks to a greater financial discipline and operation efficiency.

I will now turn back the presentation to Zeinal.

Zeinal Bava:

OK. Thank you, Bayard. Let me now take you through where we are in the Portuguese market. And then Luís will provide you some financial details as well. In the Portuguese market, the focus for us is convergence. M4O, which is a convergent product that we launched on the 11th of January of 2013, continues to be hugely successful in that market. In May, we have done above 2 million RGUs, roughly 1 million SIM cards. And as you will have seen on slide 35, the number of customers with three and four SIM cards is roughly 41%, which is very encouraging, because we clearly have positioned our convergent offer as a family package.

Looking at the performance in this 1Q of our peer group companies in Portugal, I am sure you will have seen that we have done very well in terms of sales, in terms of gross adds, but particularly also in the convergence. So, the run-rate of the growth of M4O, notwithstanding more competition, continues to be pretty much the same as we witnessed in the 2H13. Convergence is also underpinning our pay-TV market share.

We sell convergence but we also sell triple-play. If you go to page 36 of the presentation, you will see that we added 37,000 customers in triple-play, 22,000 in broadband, 20,000 in TV, and the line loss is pretty much stable compared to the previous quarters.

If you put this performance alongside numbers that have been put out in the Portuguese market, I believe that this is stellar performance. And we have achieved this performance because the mindset of our company in Portugal is to sell triple and quadruple-play. We have achieved this performance because when it comes to maintenance, repairs, and installation, we have done a superb job in terms of ensuring that the quality with which we are able to connect customers is clearly a differentiating factor for Portugal Telecom. And of course, this is translating into growth in market share. Pay-TV market share is now 41.8%, notwithstanding the fact that pay-TV penetration is 79%, we continue to believe that there is scope for us to continue to grow our triple-play market share, and also, as a result, our pay-TV market share.

I have mentioned to you earlier in meetings we have had how important convergence is to position ourselves also in mobility. We think triple-play is about churn. We think convergence is about re-pricing of mobility and re-positioning in terms of competitiveness of mobility. So, on page 37, I will call your attention just to three data points. First, look at how postpaid net adds evolved. We are selling 10 times more than we used to, compared to the 4Q12 before we launched convergence. Also, look at the mobility flat flees. They are up 13.5 p.p. Customers want the convenience of having just one supplier. Customers also want the comfort of not having to worry about technology, but just focus and benefit from the services. Personal mobility data revenues, on the back of the work we are doing also in convergence, are also up 3.7 p.p. As a percentage of customer revenues, it is about 41.7%. This goes to show that we are making our services far more relevant. And as a result, we are becoming a lot more resilient, not just in terms of retaining customers, but also delivering financial returns.

Our market share in mobility has also gone up about 2.3 p.p. We think if you look at the gap of Portugal Telecom versus our direct competitors; that has also increased. So, when it comes to the Portuguese market, we believe that there is clearly work to be done. We are benefiting already of this convergent offer that we launched ahead of time. And notwithstanding more aggressive competitive behavior on the part of our competitors in Portugal, our products and services continued to enjoy a superior connotation in that market, also because the more successful retail brand in Portugal is our MEO brand.

Now the quadruple-play offer is obviously underpinning the B2C performance, but it is also having an impact in our SME performance as well. As you will have seen on page 39, our percentage of convergent customers has gone up from 65.8% to 71.5%. This is 1Q13/1Q14. If you were to look at this number two years ago, three years ago, the convergent customers were less than 50%. So, we have actually almost doubled the number of convergent customers on the back of triple-play, on the back of this increased focus in selling convergence, not only because it allows us to appropriate more share of wallet, but also reduce churn.

If you look at slide 40, you can see that when it comes to the enterprise segment, instantly B2B has done better this 1Q than the previous quarters. I think that has also to do with the fact that the economic recovery in Portugal seems to be in progress or improving; the outlook seems to be improving. But when you look at the enterprise segment, we continue to drive penetration of smartphones; we continue to drive penetration of mobile Internet, so that we continue to grow our so-called non-voice revenues. And as a result, the weight of non-voice revenues in the corporate segment is actually now 70%, which I think it all goes very well for the future.

I will skip to the page 38 and I will hand you over now to Luís and ask him to maybe start at page 38, and then he can move on to page 41. And then, I will wrap up. Luís, please.

Luís Pacheco de Melo:

OK. Thank you, Zeinal. Good afternoon, ladies and gentlemen. With regards to Portugal, I would like to reinforce what Zeinal just said, which is that PT continues to gain market share in the consumer segment on the back of its successful triple-play and the convergent offer. PT Portugal continued to deliver very strong broadband and TV and postpaid net adds despite the already high penetration of some of these services.

On the personal mobility service revenue, they have improved from a -9.9% one year ago, to -5.2% in the 1Q, on the back, of course, of the success of the convergent offer. On the residential revenues, and despite the market environment and high penetration, revenues remained almost flat in this quarter vis-à-vis the 1Q13. As such, business to consumer operating revenues declined just 2.5%, which is a remarkable improvement and achievement vis-à-vis our main competitor, and also vis-à-vis the main Southern European peers.

Please, recall that in the previous quarter, so in the last quarter of last year, these revenues were very positively impacted by significant equipment sales, which were not the case on this quarter. On the business-to-business revenues, we saw also a considerable improvement from previous quarter, having declined a mere 6.5% versus the 12.1% in the last quarter of last year, and 10% in the 1Q of last year. Also, on the back of the increasing penetration of the convergent offer on the SME segment, as Zeinal mentioned, where we of course saw an increased weight of these convergent clients by 6 p.p.

On the large corporate segment, we also saw a considerable improvement in the trend. And as Zeinal also mentioned, the economic environment improvement has certainly something to do with that. Also, other revenues remained flat, with the positive growth in the wholesale domestic and international traffic in a way being offset by the continuous decline in our directories business. On the OPEX front, we continue to focus our effort on the efficiency improvement in order to amortize impacts of the revenue decline. In Portugal, OPEX declined by 4.4% in the 1Q, with personnel costs down 4% due to, of course, higher efficiency, but also due to the restructuring that we did in the 2Q13.

Commercial costs were down 8.5%; and that despite the huge marketing campaign that we launched when converting the previous TMN to MEO brand. Other operating costs were down 6.3%, with a significant contribution by lower maintenance and repair expenses and also by the good contribution from support service costs. And this was on the back of all the improvements that we have been doing, all the investments that we have done on the new technologies and on the networks, which are proving to be very resilient, especially in the bad weather situations, as the one that we saw in the 1Q of this year.

As such, the EBITDA in Portugal declined 2.2%, which is a considerable improvement from previous quarters. I just remind you that in the last quarter of last year, EBITDA declined by 5.8%, and in the 1Q of last year, it declined 11.7%. In addition, and as previously indicated, CAPEX in Portugal continued to decline. In the 1Q, CAPEX was down 20%. And as such, our operating cash flow grew almost 8% in the quarter. As you know, Portugal Telecom has gone through an extensive investment plan over the last five years, and now we are collecting the benefits of those investments. With regards to previous PT international assets, we continue to see strong performance in Namibia and very strong competition in Timor.

With regards to the financial debt, as previously announced, PT went through an extensive and successful consent solicitation exercise for all our financial debt. And that was executed prior to the capital increase in Oi, and we were able to maintain all the existing bonds outstanding and all the credit facilities. And therefore, now they are part of the new group. As Bayard also mentioned, as the result of that, the business combination, the new entity will be working on optimizing the capital structure of course, both from a currency, the cost, and the maturities perspective.

Let me hand you now over to our CEO, Zeinal Bava, for his final remarks.

Zeinal Bava:

OK. Thank you, Luís. So, just to wrap up, we believe that this quarter, once again, we showed progress against the priorities that we have defined. OPEX was down, CAPEX was down, EBITDA minus CAPEX did well. We think that we can, and of course we are underpinning that on the back of the cost performance. Having said that, the business model transformation is critical for us to put this company in the path of growth, so we are developing a number of initiatives, as was shared with you during the roadshow that we recently did, plus on this presentation.

Our synergies in Portugal Telecom, the R$261 million OPEX and CAPEX synergies, we believe that is a starting point. So, we prefer to under-promise and over-deliver, so we will keep you posted on that one. And last but not the least, when it comes to asset monetization, we believe that by the end of this year we will certainly have sold our mobile towers. At least, we are working towards selling another 1,500 to 2,000 mobile towers. Furthermore, we will continue to see what other assets that we have that do not quite fit in our strategy, also to monetize as well, so that we can continue to beef up our financial flexibility.

Thank you very much. And my team and I are, of course, now available to answer any questions that you may have.

Operator:

Thank you. Ladies and gentlemen, we will now begin the question and answer session.

[Operator instructions.]

Our first question is from Paul Marsch of Berenberg. Please go ahead sir.

Paul Marsch, Berenberg:

Thank you. I hope you can hear me OK. There is a little bit of an echo on the line, from this side of the ocean. So, maybe I could start just quickly, if there is any update on Africatel and Unitel and the situation there?

And then secondly, you refer in the presentation to the DTH footprint: the 34% of households, for which Oi will be the only supplier of Globo channels. And I am just wondering if there is anything more you can say about what kind of opportunity that might be. I mean, are those households that have phone lines with Oi? They have broadband or mobile service with Oi already? So, is that a cross-sell opportunity, or is that a new sale opportunity?

And then, the third question would be on the corporate and SME outlook in Brazil, where I think you highlighted that some of the sub-segments are showing good growth. I just wondered if maybe you could remind us of what the split is between corporate and SME. And what is the proportion of traditional services that are still in decline there, compared to the proportion of revenues, which is clearly growing, and the outlook for that through the rest of the year? Thanks.

Zeinal Bava:

OK. Thank you, Paul. With regard to the pay-TV question, we have about 12 million landlines, and we have less than one million pay-TV customers. When you look at the penetration of pay-TV in Brazil, it is roughly about 33% of all the households. Of course, if you look at more developed markets, that penetration in some cases, take for example, Portugal is much closer to 80%. I think UK in the same ballpark. I am not suggesting in any way that that is the kind of stats you should looking at. But clearly, we believe that there is room for us to continue to grow that pay-TV penetration overall. But when you think about just our own customer base, we have 12 million landlines, 5.3 million broadband customers. So, as you can imagine, we have significant scope to actually move our own customer base from being single-play to double, potentially triple-play, or moving from double-play to triple-play.

Worth also mentioning is that when you think about those 12 million landlines that we have, about 40% are areas where, in terms of municipalities, we are operating in what we call low-density areas in terms of competition.

The reason why we went slow last year was because churn was running very high and because we had already bought capacity on this new satellite, and we were in the process of negotiating some of the local content contracts that we thought was a significant competitive advantage for us. Starting April, we feel a lot more comfortable about the churn levels. We signed up an agreement with Globo. And therefore, we believe that our competitive advantage is not just the satellite capacity, which allows us to have better HD, but also the local content. And local content is absolutely critical, as you know in most pay-TV markets, usually local content accounts for about 30% to 35% of the viewership of pay-TV homes. In Brazil, that number is much higher than

50%, if you like. So, therefore, we believe that this agreement that we have signed up will not only benefit content suppliers, but will also benefit us. By growing our pay-TV revenues, or rather our pay-TV customers, we hope that if we can get the right focus on being double-play and triple-play, we can also grow our broadband customers.

On slide 17, we showed you how revenues are behaving in terms of broadband. And you certainly will have seen that broadband revenues were up 6.5%, and TV customers were 18%. One would expect TV customers growth to be much higher than 18%. The reason why it is 18% is because we took that deliberate decision to go slow. So clearly, this is the one to keep at the back of your mind.

We are clearly seeing, in the month of April, gross adds that are running faster than the average gross adds of the 1Q. And let us see how it goes in the next one, two quarters, and particularly on how we can transform our sales force and make them more capable of selling triple-play, which is clearly one of the barriers that most telcos, including ourselves, face.

With regard to your second question on Unitel, let me perhaps ask Luís to give you an update. Thank you.

Luís Pacheco de Melo:

OK, Paul, how are you? On Unitel, there is no relevant news. If and when there is relevant news, we will of course let you know.

Paul Marsch:

OK. Thanks.

Zeinal Bava:

Paul, sorry, but the third part of your question, was it corporate and SMEs, the split?

Paul Marsch:

Yeah. I mean it seemed like there was some interesting growth in some of the sub-segments of corporate. For example, IT, data revenues, VPN sales for example. And I just wondered, I was trying to get a balance of what is the proportion of the growing revenues relative to the declining revenues in that sub-segment, or in that sector? And then, how should we be thinking about the outlook here? I mean, it can be lumpy from quarter to quarter, but is this a revenue line which is sustainably going to be positive through the rest of the year and into next year, or should we be expecting it to be up one quarter, down the next quarter?

Zeinal Bava:

Just so you can get a sense, when you think about what we call B2B, and in that we include SMEs, corporates, and wholesale, one could work on the basis or on the assumption that corporate probably represents about 50% to 60% in terms of contribution...

Paul Marsch:

Right.

Zeinal Bava:

And yes, it is going to be lumpy, particularly because the turnaround of SMEs is still in progress. So, one can expect perhaps us to continue to do better in terms of IT, data, virtualization in corporate, but to see some lumpy performance in terms of SMEs in particular, which probably represents about 30% to 35% of the overall contribution. So, for us, it is very encouraging to see that in the 1Q, those revenues were up about 0.6%. It is difficult to give you a better outlook for what may or may not happen, simply because a lot of the times, when it comes to the corporate segment, you are looking at pretty sizable contracts that may or may not come-in in one quarter.

But I would say that what I am seeing from a business standpoint in terms of performance in the corporate segment, I am very encouraged, very encouraged particularly of the work that Portugal Telecom’s cloud team is doing with our corporate team here in Brazil. And we are beginning to see those revenues actually pick up. And I hope that maybe next quarter, or in my next conference call, I can provide you with some more color on what we are doing around the cloud. And I would say, the success that we are having, very much underpinned by this strategic partnership we have with SAP and Cisco. Thank you.

Paul Marsch:

Thanks.

Operator:

The next question comes from Vera Rossi of Goldman Sachs. Please go ahead.

Vera Rossi, Goldman Sachs:

Thank you. Could you talk about the declining wireless revenue? Your decline was higher than your peers’ because you rely more on MTRs, or a consequence of the disconnections in the postpaid users? Thank you.

Zeinal Bava:

Thank you, Vera. As I mentioned in slide 22, you certainly will have seen that when it comes to prepaid, I think we did fairly well. In terms of overall RGUs, they were up about 3.8%. In terms of postpaid RGUs, the growth was about 1%, mobile Internet actually showed pretty strong performance, both in terms of prepaid and postpaid. So, coming back to your point, we took a deliberate decision to go slow in terms of postpaid sales.

And that has a lot to do with the fact that we were running very high churn. And as a result, the lead indicator of our performance clearly are prepaid recharges. And when it comes to prepaid recharges, we have done better in the 1Q14 than in the 4Q13. And as you know, that is the lead indicator of what we are doing in terms of prepaid, not just share in terms of overall customers, but also in terms of revenues.

Of course, MTR is having an impact. I will ask Bayard here to take you through some of those impacts. As we indicated to you in the past, MTRs will weigh on our EBITDA performance this year, full year, roughly R$200 million negative. So, this year, you can expect us to see an impact of roughly R$200 million. We are more hedged than others, because we are an integrated telco, but it will still weigh on our EBITDA performance, although it will not be as relevant as it might be for others. Bayard?

Bayard Gontijo:

I think that is exactly what is the situation with MTRs. We are an integrated company, so impacts will be, in our case, not as relevant as in a few mobile players. And the impact for this year will be around R$200 million as we have already mentioned before.

Zeinal Bava:

Allow me also add the following: when you look at page 19, you will see two things here which are worth mentioning: one is recharges of 7.1%, and then there is market share that we have in some of the states that are seeing substantial consumption growth. So this 7.1% recharges, as I said before and in the past, suffers from the drag effect that we have in the State of São Paulo, where clearly our market share has to grow in the future. So, if one was to look at the overall performance that we are seeing in prepaid, it is actually much better than 7.1% in most states other than São Paulo. Thank you.

Vera Rossi:

Just a follow-up question; when do you expect your contract base to have net positive additions?

Zeinal Bava:

As I said in the past, in fact, if you go again to page 22, you will see postpaid RGUs were actually up 1%. But as I said in the past, we need to work towards improving our 3G coverage, which we are doing. We need to beef up the processes, which I think we pretty much have done, because I think when I look at some of the comparable churn rates that other operators show for their postpaid, I think we are fairly comfortable that our postpaid churn rate is now pretty much benchmark.

We are looking at the inflection point in this market when it comes to convergence, to actually get back in this game. So, as I mentioned, in the Portuguese experience, what we saw with convergence is that the Portugal Telecom sales of postpaid went up ten-fold on the back of it. So, we are not going to be in the business of competing based on high subsidies or forcing migration from prepaid to postpaid on the back of high subsidies.

So, that is why we have taken a deliberate decision, even in the corporate segment of our business, to actually focus more on data than on subsidization of handsets to grow market share in postpaid. So, I think we will have to see how the market evolves in the next one or two quarters. But when it comes to convergence, we are frankly just dependent on ourselves to make sure that we have the product in place. And in that regard, I do not want to go into more details for commercial reasons as well. Thank you.

Vera Rossi:

OK. Thank you.

Operator:

The next question is from Michel Morin of Morgan Stanley. Please go ahead sir.

Michel Morin, Morgan Stanley:

Yes. Good morning, good afternoon. Two questions: first on the restatements to the 1Q13 routine EBITDA. I was wondering if you can confirm whether or not this had any impact on the full-year number that you had previously disclosed, which was R$7.6 billion. And if you can give us the updated quick quarterly number.

Zeinal Bava:

OK. Let me hand you over to Bayard.

Bayard Gontijo:

Michel, regarding the changes we had in terms of routine EBITDA, the changes did happen basically in the 1Q13. Therefore, it impacted the full-year numbers, but that was specifically in the 1Q13, as I mentioned in my presentation.

Michel Morin:

OK. So, the full-year 2013 routine EBITDA, therefore, is virtually what, R$7.2 [billion]?

Bayard Gontijo:

It was impacted by R$530 million mainly.

Michel Morin:

OK.

Bayard Gontijo:

From which, R$242 million is the reversal of employees’ bonuses that was provisioned in 2012, and it was released in the 1Q13, net of the provisions done in the period, therefore in the end of the 1Q13.

So, we have announced 1Q13 R$173 million. And the total number was R$242 million. Then in addition to that, we had a reversal of R$140 million due to the change in loss probability in legal disputes of tax liabilities related to ICMS. So, those are the main ones.

Zeinal Bava:

So, the EBITDA number for full year does not change. The routine EBITDA obviously changes as a result of this. And we believe that by providing this clarity, it also makes it easier for you to judge our performance going forward in a more transparent manner.

Michel Morin:

Absolutely. And for the 2Q13, you had a big severance personnel expense, I think about R$130 million. Are you including that in how you think about routine EBITDA?

Bayard Gontijo:

That was the decision we have made at that time to pay a smaller portion of the bonuses to the employees of the Company. So, it was not a wage benefit done in the 2Q13.

Michel Morin:

OK. And the second question, Zeinal, is you focused a lot on the EBITDA less CAPEX, but when I look at your slide 33, I do see that on a sequential basis from the 4Q to the 1Q, it looks like your net debt has nonetheless increased by about R$1 billion, maybe then a little bit more than that if you include the Fistel, is really just seasonality, so maybe more like R$1.2 billion. Is that a fair gauge of the cash burn that you are currently seeing? And how are you going to close that gap?

Bayard Gontijo:

Michel, what happened in the 1Q14 is that we have paid the 3G license, we anticipated the payment of 3G license. With that, we saved around R$25 million to the Company, because, as you know, the cost of that is around 18% per year. So, we decided to anticipate. We think that was an important financial decision, although it impacted our cash flow. And we had the payment of the Fistel fee and the bonuses. We did not have those items in the 1Q13, they happened in the 2Q13. Therefore, we anticipated those cash-outs for the 1Q this year.

Michel Morin:

Right, but I was comparing this R$32.3 [billion] to the R$31.3 [billion]; the middle blue bars in that slide 33, which show R$1 billion sequential change in one quarter. So, it does not include any of the effects that you just mentioned? So, there is R$25 million improvement from the 3G license, but it is all about continuing the OPEX reduction and the top line growth?

Bayard Gontijo:

What we had in terms of working capital, Michel, in the 1Q14 was mainly payments we have done in terms of contracts with Globo and TV Bandeirantes in Brazil. We have decided to anticipate the payment for commercial reasons, and it was a good negotiation as well for us. Therefore, this is mainly what we have in terms of working capital in that number. And then, there is also the seasonality of the peers that normally affects the 1Q of every year.

Zeinal Bava:

So, I think, bottom line: I would be careful about doing the math that you are doing in terms of what the cash burn may be for this year. As we have indicated in the past that we do not think that the cash burn will be the R$1.2 billion, R$1.3 billion that this company was showing in the 4Q12. Likewise, we do not think it will be the R$600 million that we showed in the 4Q. But there is some seasonality when it comes to working capital. Furthermore, with this additional financial flexibility that we have from the disposal of assets, we will look to take advantage to pay some of the more expensive liabilities.

So, going back to your earlier comment, it is, of course, all about us improving our cash flow. So, whilst we do look, as you can imagine, at EBITDA and so on and so forth, we are clearly focusing on EBITDA minus CAPEX as a first derivative for you to ascertain whether we are making progress in terms of delivering on what we said as a priority, which is to change the cash flow profile of the Company. And in that regard, we did make significant progress, not just in Brazil, but also in Portugal.

Michel Morin:

And your management incentive compensation, is it based primarily on EBITDA less CAPEX, or are there other metrics that you can share with us?

Zeinal Bava:

We have five drivers of our annual bonus, and those five drivers are top line delta, so revenue delta, EBITDA, net debt, EVA, economic value-added, which as we move towards Novo Mercado, it could become something else, but right now it is EVA. And the fifth driver of annual bonus is Anatel complaints, because we want to tackle the quality of service as an issue for the whole Company. And we like to walk the talk. We decided to allocate 20% of our annual bonus towards achieving certain targets for Anatel complaints as well.

Now we have two sets of drivers of our annual bonus. So, for everyone that is in the headquarters are these five. And then, in each region we have another five specific objectives. One of the key advantages of Oi, as I have said in the past, is the fact that we are present in 4,800 municipalities in Brazil. And we want our regional teams to lead the charge in terms of the implementation of our strategy locally. So, each one of those regional teams will have an additional five targets, and 60% of their bonus will be driven on the back of Company numbers, and 40% on the regional numbers. And when it comes to their objectives, one will include things like churn, market share of gross adds, net adds and so on.

Michel Morin:

Great. That is very helpful. Thank you very much.

Zeinal Bava:

Thank you Michel.

Operator:

The next question is from Giovanni Montalti of UBS. Please go ahead sir.

Giovanni Montalti, UBS:

Good afternoon. Thank you for the question. A couple from me; on the ongoing cut of the MTR rate, do you expect any specific change in the operating dynamics with respect to more price pressure because of lack of diversification or because of disappearance of the community content? Thank you.

Zeinal Bava:

I think clearly the declining termination rates, in my view, could end up becoming more beneficial for players that have lower market share, particularly in some regions like ourselves. I have no doubt in my mind that regulation right now is focused on the on-net, off-net divide, which in Brazil is pretty substantial. So, in that regard termination rates coming down will pave the way for this market to end up having all-net, flat rates, and as a result, those operators that are enjoying from the network effect will find it more difficult to sustain that performance, just on the back of it.

So, Brazil will not be different from any other market in that regard. Clearly, in our case, we have a hedge in the sense that we are fixed and mobile, and we are integrated, and as we have told the market before, we estimate this year the net impact at the EBITDA level of falling termination rates will be circa R$200 million. So, it will not be material in the overall context in terms of the performance of the Company, financially speaking. But strategically, it could have an important and a positive impact in our positioning in the market, simply because we think we will be better able to reposition our offers to address what we think consumers want, which is all-net flat rates. Thank you.

Giovanni Montalti:

Sorry. If I may, on the African asset side, could you consider disposal of these assets going forward into the end of 2014? And if you can share with us some update about potential consolidation in Brazil? Do you think that all the conditions are in place, or, let us say, the environment is supportive for this evolution in Brazil? Thank you.

Zeinal Bava:

We said that we have five business objectives. And clearly, one of them is asset monetization. So, we will continue to work towards monetizing assets that allow us to reduce financial risks, beef up our financial flexibility, and improve our financial ratios. After the recent offering that we have done, we continued to have leverage, which, in the context of the sector, is in terms of net debt/EBITDA ratios still high. But we enjoy financial flexibility of R$ 24 billion. So, under no circumstances we will be taking short-term decisions that may impair us from being competitive on the medium and the long term.

And what is our strategy? Our strategy is clearly to focus in the Portuguese market, where we, in this quarter, are beginning to see improvements. Clearly, despite the environment, whether it is macro, whether it is competitive, our performance, I think, was stellar. And therefore, we hope that we can benefit from tailwind in terms of economic recovery, particularly in mobility, to deliver a better performance. But I think it has a lot more to do with the way that the consumer behaves rather than what is it that we can or we cannot do. When it comes to the Brazilian market, the focus is on repositioning the Company, cutting costs, getting more efficiency out of CAPEX, and running after those synergies that we believe exist with Portugal Telecom.

So, we have our plate full between Portugal and Brazil, and that will be our focus from a management standpoint. And we will continue to look at ways in which we can monetize assets that do not quite fit that strategy when it makes sense, and that is what I can say. Now, we will come back to you on a frequent basis. I have spoken to you very openly about what we are doing around mobile towers, and I prefer not to go into more details about other things that we have in mind at this stage, other than to say that asset disposals or monetization of assets is clearly one of the five business objectives that we have for 2014. Thank you.

Giovanni Montalti:

And, sorry, maybe on the Brazil consolidation?

Zeinal Bava:

We have seen encouraging signs about some market repair in Brazil when it comes to prepaid and mobility in the last few weeks. We are all in favor of working towards improving profitability of the sector, so that we can generate more cash, so that we can invest in beefing up our coverage, improving the reliability of the network, providing better speeds to people. So, our general view when it comes to improving profitability of this sector, we are, of course, always in favor.

With regard to consolidation per se, as you can imagine, I will not comment other than to say that other markets have seen consolidation, and it has been beneficial not just for the overall profitability of the sector, but also for the health of the sector, and with clear benefits for consumers overall, particularly in terms of the ability of the companies to execute their digital agenda and move the infrastructure in terms of modernization, to a new level. So, that is all I can say in that regard, and just continue to reiterate that we will work towards improving margins. And this is what we would like to do, and we would like to see, and we think that the market requires.

Giovanni Montalti:

Thanks very much.

Operator:

The next question is from Ric Prentiss of Raymond James. Please go ahead sir.

Ric Prentiss, Raymond James:

Thank you. A follow-up question; what is the current status of auctions in Brazil, as far as your thoughts for timing?

Zeinal Bava:

Thank you for your question. Anatel, as you know, is in the process of consultation of the sector. I think we all have heard the same thing that the plans are being made for the auction to occur in August, and that is public info, so I am just relaying to you what is in the public domain. As a company, as we said in the past, we believe that there is scarcity value associated with the spectrum. And therefore, we will continue to monitor whatever developments happen in the market, and then take decisions when they are required. Thank you.

Ric Prentiss:

And then, the tower sale that you mentioned you would like to get done by year-end 2014, it looks like there could be some other tower portfolios coming out with TIM and maybe some of the private sponsors. Any thoughts about how much you want to get from your tower sale, or if you might pull off if you do not get enough?

Zeinal Bava:

I think we were very quick to actually get going with those asset disposals, we closed this deal on the 4th of June. And like I said, we have sold assets worth about R$4 billion. Yes, we do understand that there will be more demand out there, but it is what it is. I think we are looking to dispose of those assets. Because I was asked earlier a question about the key drivers of our sort of bonuses, it is worth mentioning that if one was just focused on maximizing EBITDA, some of these asset disposals end up having a negative impact.

In fact, I just saw a research from an analyst that, in his numbers he forgot to mention that this year, for example, we will have an impact of about R$650 million from asset disposals, which, in terms of our OPEX performance. But for me, that is financing cost. So, when I just saw this research and this analyst just ignored that, I think it is slightly misleading. But I think it is worth keeping at the back of your mind that we as management want to do the right thing for this company. And therefore asset disposals allow us to get funding with longer maturity and more cheaply than actually tapping the markets or the banking system.

So, therefore, expect us to continue to drive aggressively our agenda of asset disposals, so as to allow us to not only improve our financial flexibility, but use that financial flexibility to pay some of the expensive liabilities that we carry on our balance sheet, which will allow, in turn, us to improve our cash flow. And therefore, we remain confident that we will be able to sell all towers this year.

Ric Prentiss:

Well, you have made excellent decisions. Can you kind of quantify what you think the effective interest rate is for having sold the towers, since it does affect EBITDA instead of financing costs?

Zeinal Bava:

As you can imagine, and you so rightly mentioned, there is demand out there. There are other people looking at this. So, I prefer not to provide you - allow me not to specifically answer that question, but to refer you to page five of our presentation where we have indicated that the cost of the fundings to us is about 7% overall. This includes disposal of the submarine cables, mobile towers and so on. So, we continue to believe that it is much cheaper funding that we can have access right now, in the banking system, where, as you know, interest rates are running at about 11%, 11.5%.

Ric Prentiss:

Makes great sense. Thank you.

Operator:

The next question is from Luigi Minerva of HSBC. Please go ahead sir.

Luigi Minerva, HSBC:

Yes. Good morning. A question on your fiber footprint in Portugal: so, on the back of the merger between ZON and Optimus and the investments that Vodafone is doing, do you feel there is scope to increase your fiber footprint? And do you sense that the regulator would give you the opportunity to not wholesale fiber beyond the current 1.6 million homes? Thank you.

Zeinal Bava:

OK, thank you. We are quite happy with the footprint that we have today, because that footprint was built on the basis that we had segmented regulation. So, it is worth mentioning that that was the underlying assumption that allowed us to actually look at the fiber business, and convinced our Board and our investors that that was the right investment decision. Thankfully I think we have been able to deliver on results. Having 42% market share in pay-TV as a new entrant in that game in 2008, I think it is a pretty good achievement.

But going beyond 1.6 million [homes] with no regulatory visibility and so on and so forth, it is something that is not in our plan. So, the short answer is no, we are not looking to build more fiber in Portugal under current conditions. With regard to others building fiber and the potential for there being infrastructure sharing in the future, we have never ruled that out in the past. However, we believe that infrastructure sharing should be done on the basis of economics that make business sense. With regard to regulation, we also believe that one should not distinguish fiber from DOCSIS 3.0.

We think that this new generation networks should be treated the same, simply because they can actually offer pretty similar services. So, when you think about regulation, it is our belief that if you want to promote investment in terms of upgrading of technology, fiber and DOCSIS 3.0 should not be distinguished, because the customer in the end does not quite distinguish them as well.

So yes, we are happy with the 1.6 million that we have today. Yes, we are happy with the progress we have made in terms of penetration of our own fiber plant. Yes, we are quite happy with the fact that fiber has allowed us to reduce the cost of servicing our customers. But right now, our focus is in driving penetration in the plant that we already have. Thank you.

Luigi Minerva:

OK. Thanks.

Operator:

The next question is from Mathieu Robilliard of Exane BNP Paribas. Please go ahead sir.

Mathieu Robilliard, Exane BNP Paribas:

Good afternoon. Thank you for taking the question. I had three questions, please. The first one is with regards to the initiative of VIVO to do fixed wireless outside of São Paulo, and they are taking quite a bit of subscribers there. I wanted to know if you see any impact of this initiative on your customer base, or rather that is taking customers that did not even have a fixed line? That is the first question.

The second one is with regard to SMEs and corporate in general in Portugal; still revenue decline, but quite an improvement from the previous quarters, and kind of in the line of the same question for Brazil, I was wondering if we should expect that to be an ongoing trend, or should we expect some lumpiness?

And finally, going back to the free cash flow, that is more for me to understand some of the specificities of Brazilian taxes, but you show in this quarter a big contribution to Fistel, and I understand that this is for the full year, so there is some seasonality there. But you excluded it from kind of the normalized cash flow generation; my question is, is that not the cost of doing business here? And should not it be included in what we consider regular free cash flow on a yearly basis? I understand why you extract it from the quarter, but on a yearly basis, is that not just another drag on the cash flow? Thank you.

Zeinal Bava:

OK. Thank you, Mathieu. With regard to the VIVO fixed wireless, I am actually quite glad that you are asking this question. We also have a fixed wireless offer ourselves, so we are monitoring whatever is happening in this market in this regard. As you know, in some other markets, fixed wireless has not been very successful. If I understand correctly, at the end of the 1Q they had about 653,000 customers, and the run-rate, I think, is about 30,000 a quarter.

So, in the context of those bigger numbers in Brazil, one obviously has to keep an eye on it. It is worth mentioning also the fact that if you think about our DTH footprint, do not forget we also cover São Paulo. So, I think one has to look at the market in a way that he can actually create value and improve profitability. So, we are keeping a watchful eye on it. We have not ourselves, given as a business, we have not done much in terms of fixed wireless. But it is something that we will continue to look at, but worth mentioning that I think end of April they had done about 28,000 net adds.

Second thing, with regard to Portugal, SMEs, and revenues decline and lumpiness, as I said in one of the earlier questions, the corporate segment also had some lumpiness. With regard to SMEs, in Brazil, it is a turnaround. In Portugal, clearly, you are seeing an improvement in performance. But being very candid with you, that improvement is against the backdrop where our revenues last year were down 11% to 12%. So, obviously, having fallen 11% to 12% last year, we are certainly doing better this year. And the major concern continues to be the re-pricing of mobility in that market, when it comes to the SME segment. And the way that we are compensating for that re-pricing in mobility is to drive penetration of a triple-play and quadruple-play, also in the SoHo segment of the market and in the small, small enterprise segment of the market.

So, we think that the 1Q numbers in terms of B2B in Portugal were better, encouraging, but you should expect some lumpiness, because this is in the nature of the business, particularly when it comes to the corporate segment, which ends up having a disproportionate contribution to the overall B2B segment. And as a result, that is much more dependent on contracts that you kind of get awarded.

With regard to free cash flow, let me hand you over to Bayard, but only to make one comment. The only reason why we have highlighted the 3G license and the Fistel fees and the bonus is so that you can have an easier comparison to the 1Q13, because some of these things are not paid in the same quarter.

So, your point about this is the cost of doing business. Indeed, it is the cost of doing business. So, if you are looking at my cash flow annually, that would not be an issue. But because the market tends to look quarter-by-quarter, one has to highlight to you, what has actually moved from one quarter to the other, so that you are not driven to the wrong conclusion.

Bayard?

Bayard Gontijo:

Yeah. So, regarding the maintenance Fistel fee, this is a cost of R$13 per client in the mobile base. It happens normally in the 1Q of the year, as it happened this year. And last year, in 2013, for specific reasons, it happened in the 2Q of the year. But normally, as I mentioned, as Zeinal mentioned, it happens in the 1Q. And we have paid roughly R$580 million in maintenance Fistel fee in 2014. So, it is R$13 per client in the mobile business.

Mathieu Robilliard:

Thank you very much.

Zeinal Bava:

Thank you.

Operator:

The next question is from Giles Thorne of Jefferies. Please go ahead sir.

Giles Thorne, Jefferies:

Good afternoon. Thanks for taking my questions. I had two, please. First to do with Brazil, I wanted to start again with the impacts of the MTR finally coming down, it is probably fair to expect that we are going to see a fresh acceleration of fixed to mobile substitution. Could you frame for us the risk as you see it that you won’t to be able to offset the headwind by pushing the convergence agenda indeed? It will be good to know how much revenue you still generate in fixed voice and fixed voice traffic in Brazil. Judging by slide 17, it looks like it is still about a third of revenues in residential.

And secondly, it is quite notable, and I was interested to hear you pick up on it as well around the importance of Anatel data on complaints in mobile quality. There is a definite gap and a sustained gap that is built up between you and your peers on mobile quality and complaints, and indeed on 4G coverage. Now, all of these are clearly critical for the data monetization and convergence strategy and indeed probably will be more important as we enter perhaps a more voice price differential environment with the MTR coming down. Can we have some color on how you think you can close the gap, given your financial flexibility? That was it. Cheers.

Zeinal Bava:

OK. Great, thank you. With regard to fixed voice revenues and the split, I think we already provide substantial amount of information about our business, compared to some of other peer group companies here, so we do not quite give you that specific number in terms of breakdown. What I can say to you is obviously the trends in Brazil are not going to be very different to trends in other markets. In the residential segment, you see declining voice revenues and increasing broadband and TV revenues. And this is how you get your B2C to actually grow. So, that is why I have always said that we needed to work towards improving, or we needed to transform our business model away from being a seller of single-play to becoming a multiple-play service provider.

And the good news is that the penetration of services in our own customer base seems to be increasing and therefore, we are beginning to deliver on that strategy. Granted there is a lot of work to be done, and in particular one of the biggest challenges that we have is cultural, which is to get our people to focus on selling triple-play as opposed to selling single-play or double-play. So, watch that space. I think you will see us talk a lot more about it. And in some cases, with some level of frustration, because we believe that we can do a lot more, but the speed at which we can get done will also depend on our ability to be better at execution of triple-play.

With regard to termination rates: termination rates are coming down. I frankly believe that your point about fixed-mobile cannibalization, my personal view is that with penetration of mobile voice already well above 100% of the population, if there was to be cannibalization of voice, that probably has happened. When it comes to data, I would be very cautious about believing that that will happen at whatever speed, because, as you know, there are quality issues in this market around providing Internet speed and transport network congestion is a challenge for all, all operators, not just Oi, every single operator. But I think you have different positionings of each operator in each market, because our starting position, for example, is very different.

I will give you an example; two days ago, I spent the last couple of days in the region of Central-West in Brazil. And you take for example Brasília, where we are the operator that is able to provide the highest speed in terms of mobile Internet in Brasília. Now that is probably true for Brasília, and may not be true for some other city. So, I think the network quality in this market is not as homogenous as some markets that are much smaller. And that is why taking a granular approach is absolutely critical, so that you invest where it makes business sense, and you invest where actually you need to be top quality.

Now, your point about our 4G coverage; allow me to say the following. We do RAN sharing with TIM. So, my 4G coverage is the same as Telecom Italia. And I do not think that TIM/Oi coverage is that different from this one other operator that I can think about. So, bear in mind that 4G, even in more developed markets, still has not generated the performance that was expected. And the ability to price some of those services at a premium has not quite materialized. So, let us just to be on the same page on this one. I think my 4G coverage is as same as TIM. And, therefore, we will continue to honor all the obligations that we have with Anatel.

Again, coming back to your comment about quality of service, I think it is worth looking at what Anatel complaints have been in terms of mobility. And what you will see, and these are not our numbers, these are Anatel numbers; you will see that in the months of March and April, I think we improved substantially our positioning. And I will try and get you some numbers on this, and I will have my team email to you. But if you look, for example, at the month of March, we were the mobile operator with the lowest number of Anatel complaints among all mobile companies in Brazil.

So, if I am not mistaken, in March we had about 14,000 something complaints, which made us the operator with the lowest number of Anatel complaints. And the highest complaint number from one other peer group companies here reached about 20,000. So, from that standpoint, what I can say is that April was the similar kind of performance to March. And we are so committed to improving our quality that we have decided to allocate 20% of our annual bonus to actually being better at Anatel complaints than we were, for example, last year. So, we have to walk the talk. And when we say the quality is important to us and we want to improve, we are also prepared to put our own skin to play here. Thank you.

Giles Thorne:

That would be really great to get an update. Can I just follow-up on something you said around SIM penetration being comfortably over 100% in Brazil? To my mind, it is not how many people have a SIM; it is actually how much they are using it. And the MTR finally coming down is going to reduce that community effect and drive greater voice usage in mobile. So, again, I just wondered, are you basically saying you are quite comfortable on the risk of a large amount of traffic coming off the fixed network onto mobile?

Zeinal Bava:

If you look at the minutes of usage in this market, they oscillate somewhere between 100 minutes and 160 minutes. So, it is pretty high from that standpoint, because this is a market that is very much driven on the back of promotions, traffic promotions. Obviously, in order for us to live up to the challenge of having the best performance in terms of Anatel complaints, which I repeat, we actually were able to do in the month of March. So, just to get this pre-conceived idea about the quality of Oi out of the way, I think that the minutes of usage are quite high in this market already. What we are doing in that regard is targeting our promotions below the line where we have capacity available and where we can offer these minutes without affecting the overall quality of service that we deliver. So, my personal view, and I take your point about minutes of usage; minutes of usage is high.

Termination rates coming down opens up a slightly different discussion in my humble opinion and that is that the current divide between on-net and off-net is like tariffs in Brazil will have to collapse. Right now, some operators are leveraging their performance on the back of the on-net, off-net divide. And as termination rates come down, we will move to a market where you will have a lot more all-net unlimited plans. Now that has happened in Europe. For example, in Portugal, most of our offers right now with termination rates at circa 1% are all all-net as opposed to distinguishing on-net and off-net, because this is what, in the end, consumers want. They want a flat rate, and they want to be able to talk to any customer, independent of the network operator that they are calling on. So, my personal view is that perhaps it is much more relevant how the market will evolve between on-net, off-net to all-net as opposed to fixed-mobile cannibalization, if you are thinking about termination rates. At least that is my opinion. Thank you.

Giles Thorne:

Thank you very much.

Operator:

The next question is from Soomit Datta of New Street Research. Please go ahead sir.

Soomit Datta, New Street Research:

Yeah. Good afternoon. A couple of questions, please. First of all on Brazil, and looking at the cost base, there has been very good performance this quarter and last quarter. And if I could just, in terms of the cost base, if you were to adjust for interconnect and adjust for the new level of rental payments coming on this year, do you feel comfortable that that adjusted cost base can be flat or down in 2014?

And secondly, if I could ask about cash flow and the judicial deposit payments; they are I think running at R$199 million this quarter, and does not sort of appear to be any sign of that easing. Can you give any potential outlook on that particular cash flow item going forward, please?

And then a final question, if I could, again, just to go back to termination rate, the R$200 million negative impact you indicated for this year; can I just check, are you incorporating within that the idea of the fixed to mobile retail price also being cut? Or is that just strictly on the MTR rate? And can you confirm, have you cut the fixed to mobile retail price in line with the MTR rate? Thank you.

Zeinal Bava:

OK. Thank you. With regard to costs; again, two-thirds of our costs are inflation-linked. So, inflation running at about 5.96% means that we have a headwind of about 3.5% beginning of every single year. We, therefore, have made productivity one of the biggest challenges of our company now. That is in the field force, that is in all the sales channels and so on and so forth. There is of course, in our view, also a lot of low hanging fruit, which we are going after. And therefore, some of the improvements that you saw 3Q, 4Q, 1Q are on the basis that we can make some of these things happen faster. But this does not mean that we are not working on more structural projects that will allow us to underpin similar sort of performance in the past. So, we are working towards having a flat cost base in 2014. That is what we are looking to do. Granted that in the 1Q, we actually did much better. Even if you ignore any adjustment that was done to routine EBITDA and so on and so forth, our costs were flat, if you take into account the rentals. So, I think the reason why we did this adjustment is to make it easy for you to follow the progress that we are making. But even if you were to ignore that, the R$5.167 billion.

[Line dropped]

So, apologies for this. Coming back to the costs, we are clearly working towards having a flat cost base, which, as I mentioned to you, means that we will be able to fend off the headwinds of inflation. If you look at our 1Q performance, even if you forget about the adjustments that were done around routine EBITDA in order to facilitate your reading of our performance and make it more transparent, if you think about R$5.167 [billion], that was impacted by R$156 million of rentals. So even, say, if you adjust for what I believe is routine in that regard, keeping 1Q last year exactly the same as we reported, our costs were flat. And that, in my view, is one of the key drivers of what we are trying to achieve for 2014. Likewise, keeping CAPEX under control, and by the way cost is not just in Brazil, but also in Portugal, and CAPEX under control, both in Brazil and in Portugal. So, if you look at the run-rate of the CAPEX that we posted in Brazil and in Portugal, it is actually looking much better than even any numbers we have given to you in the past.

With regard to judicial deposits, perhaps Bayard, you can add something, but basically, they are staying pretty much flat, yeah?

Bayard Gontijo:

Yeah. So, over the last quarters, we have been depositing around R$200 million. We have been able to control judicial deposits, and that is our goal for the future. So, we believe numbers should remain flat.

Zeinal Bava:

With regard to the mobile termination rates: that is a number we have given to the market that factors in the drop that we are seeing, and I frankly prefer to leave it at that. We think perhaps we can do slightly better than R$200 million, but that is a good number for you to be working in your model. Thank you.

Soomit Datta:

Do you have time, sorry, for a quick a follow-up on the costs question? And can I just confirm when you are talking about flat costs, that is sort of as reported, not adjusted for interconnect or anything? In which case, then sort of bearing in mind the 1Q restatement, your cost base last year was, give or take, about R$21.2 billion; that is basically the number you are targeting for the cost base in 2014?

Zeinal Bava:

If you look at, for example, again, interconnection, I agree, it is exogenous, so I am thinking about our overall cost. But look at page 30 of the presentation that we put out. We showed you significant improvement in personnel, in others, on discretionary spending. So, line-by-line, if you look at the cost base of Oi, we are working towards improving our efficiency, lowering costs, renegotiating contracts with suppliers, line-by-line. One other thing that is difficult for you to capture but has a material impact is the impact of churn.

If you like, our ability to improve our efficiency of turning less gross adds to more net adds has a very significant impact in our commercial costs. And that can underpin profitability. So, that is why I understand the focus on gross adds, but clearly, I look at the conversion rate, and in that regard that will also allow us to do better in terms of commercial costs going forward. So, when I think about my stake on, again just to make it clear, about keeping costs flat; it includes everything, OPEX, including everything.

But again, I believe that the way to look at it is the way that we have shown with the adjustments that we have shown, because we think that the routine EBITDA in 2013, included some events that were not routine. And by giving you more transparency, I think it will make it easier for you to understand whatever effort that we are making or not making in the future to keep those under control. Thank you.

Soomit Datta:

OK. That is very helpful. Thank you.

Operator:

The next question is from Carlos de Legarreta of GBM. Please go ahead sir.

Carlos de Legarreta, GBM:

Thank you very much for hosting this conference. I just have a quick question regarding the pay-TV market in Brazil. If I am not mistaken, you currently have a market share of around 5%. Do you have a goal for this metric, and if so, in what timeframe?

Zeinal Bava:

Thank you. It is difficult at this stage to tell you what we are striving for, simply because we just re-launched our pay-TV offer. So yes, we have. What I can say to you is having 4.5% market share is clearly mediocre, and we certainly should do better. If you work on the basis that we have less than 1 million pay-TV customers, 12 million fixed line customers, 5.3 million broadband customers, and that we have a DTH platform that gives us international coverage. And when you look at some of our peer group companies when it comes to DTH, they are in the 5 million customers as well. We can certainly do better.

But having said that, allow me say this: our pay-TV prices are aligned with other prices in the market. We think that marketing dollars should be spent not to compete on price, but to promote the advantages of people buying pay-TV. So, when you look at the read-across for us in terms of prices, our prices are the same as our competitors’ but we think that we have a much better value proposition. Why? Because we have more supply capacity. As a result, we can give you better HD and we can give you more Globo content. So, we are not competing on price. We have no wish of competing on price.

We believe that organically, the penetration of pay-TV in Brazil can grow. And on the back of that growth, we think that we can grow together. Now, penetration of pay-TV in Brazil is circa 33% more or less; in terms of households, maybe less, 30%. We can certainly do much better than that. I think you have overall about 24 million pay-TV customers in this market. You have 60 million households, more or less. So, that gives you a sense for where we are. But when you look at other more developed markets, you will see that penetration is much, much higher.

Now this is a market that buys about 15 million TV sets per annum. And chances are they will be buying a lot of those that will be HD ready and HD TV sets. You have one incredible event that is going to happen in the next four to six weeks in Brazil, which is the World Cup and the World Cup is going to be all about HD. So, we believe that the value proposition of HD in this market is likely to improve substantially post the World Cup, at least banking on it, I believe that if that happens, then it will be great for all the pay-TV service providers, not just Oi, others as well.

In the case of Oi, simply because we believe that we have more satellite capacity, therefore our HD is of better quality, we should be able to benefit from it. But at this stage, all I can say to you is that clearly 5% is not where we would like to be. In Portugal, we have about 42% market share in pay-TV. As you know, when you think about the critical mass, when you think about programming costs, we are far from it. But at this stage, I would be cautious to give you any more guidance other than state where we are. And then we need to monitor the progress we make the next two quarters to three quarters in order to understand how far we can go. Thank you.

Carlos de Legarreta:

Thank you. And if I may, just a final one; you mentioned very specific, or at least synergies in the IT segment because of Portugal Telecom. Do you have any other particular business that is clearly going to be positively impacted by, say, know-how of the merger? Thank you.

Zeinal Bava:

In qualitative terms, what I can say to you, and this is not captured in that R$261 million run-rate in terms of synergies in operations. In qualitative terms, what I can say to you is that the fact that the transformation that we wish to do in terms of business model and technology in Brazil, we have done it before, certainly makes it easier, or at least we will certainly make mistakes going forward, but they will be different mistakes, not the same mistakes. So, that is something which has a lot of value in terms of time to market. And therefore, let me just give you one example that speaks generally about this. If you look at our DTH offer in Brazil that we just re-launched; that work was done together between Portugal Telecom and Oi, and why? Because in Portugal we also run a DTH service, and as a result, what we did is we used that experience, we innovated on it. So, what we are doing in Brazil is actually even more innovative in the sense that we will have three types of set-top boxes, and one of them will be a hybrid set-top box, which will allow our HD customers that have our broadband to also enjoy some interactivity as well in terms of services.

So, it is not just about a read-across of technology from one market to the other; it is actually innovating the process and avoid making the same mistakes, and do it and get it right first time. So, there will be lots of areas, but ultimately comes down to a number, and I hope that maybe the next time we speak, in the 2Q results, we should, we hope that we can give you already some clarity as to how much of that R$261 million we are beginning to realize. Thank you.

Carlos de Legarreta:

Appreciate your answer. Thank you.

Operator:

The next question is from Luis Prota of Morgan Stanley. Please go ahead sir.

Luis Prota, Morgan Stanley:

Yes. Hello. I have two questions on Portugal. First is on pay-TV business. Your pay-TV customers are already above your broadband customer base. So, I wonder whether you could give us a split of IPTV versus satellite customers, and what is the growth expectations you have here? And in this regard, what was the triple-play ARPU that you are recording in the residential segment, and how are you expecting this to evolve, taking into account your comment in the press release that the TV growth might come from price-sensitive segments?

And the second question is on the prepaid to postpaid migration, thanks to M4O. I wonder if you could give us some data points in terms of ARPU to figure out how accretive is this migration for mobile customers. So, for instance, what is the ARPU for prepaid customers and what is the average ARPU you are accounting for mobile within this and for also the different SIM cards? Thank you.

Zeinal Bava:

OK. Thank you, Luis. On DTH, we have about 295,000, 296,000 subscribers, which I think is even slightly higher than what our competitor has in Portugal, which means that when it comes to DTH, our market share is actually above 50%. With regards to how you should think about pricing of mobility, our quadruple-play service in Portugal, leaving to one side any promotions that we may or may not do, costs about €79, €79.99. If you work on the basis that triple-play costing about €45, that has implicit on ARPU, including VAT, of about €17.50, if you are just buying two SIM cards, but if you are buying four SIM cards, that would take you to an ARPU of about €12.50, including VAT, which means that it is circa €10 of ARPU. So, as you can imagine, this represents an uplift in terms of ARPU compared to where we are and what we report today as mobility standalone. And this is why what we have said in the past is that whereas triple-play is about churn, quadruple-play is about re-pricing of mobility.

So, I think that as we continue to push in the direction of making M4O a family package, the benefits for our customers improve, and this is why it is good to report that 41% of our customers have more than two SIM cards. So, they have either three or they have four, which goes to actually in the direction of the point that I made earlier that the more you buy from us, the better deal you end up getting. And that was two of your questions, and I think you had a third one, was it?

Luis Prota:

No. It was about the potential...

Zeinal Bava:

One other thing, allow me to mention, in the presentation you must have seen is that M4O is also allowing us to gain share. So, about 40%, 35% - 40% of the customers that we are getting are new customers to Portugal Telecom. So, these are people that are coming into our ecosystem and this is why our market share is growing. That is why in mobility, our market share gap vis-à-vis the second operator has actually grown substantially in the last 12 to 15 months. Sorry, you were asking?

Luis Prota:

Yeah. No, I was trying to get a sense on what could be the potential growth for pay-TV customers in Portugal, taking into account the high penetration you were giving me the 295,000 DTH customers so that gives some room until you have 100% penetration of your broadband customer base. I do not know whether that is a good reading, or on top of that, you are expecting some market growth that could drive further growth in your pay-TV customers in Portugal? Thank you.

Zeinal Bava:

I think what we have experienced is that, as we move from analog to digital in Portugal, clearly that was one trigger event for customers to query whether they wanted to buy into pay-TV, because they would have had to buy the decoder anyway. So, from that standpoint, that was a positive event at least in the Portuguese market. The second thing is, yes, we did have significant amounts of competition between us and other companies that operate in Portugal but that was very beneficial in promoting the advantages if you are having one, triple-play, and two, pay-TV.

Like as I mentioned earlier, in connection with the Brazilian market, the fact that this year 15 million TV sets are expected to be sold, most of them will be HD, HD-ready, and the World Cup is likely to be all about HD. And assuming that we are all using our marketing dollars to promote the advantage of having pay-TV; that certainly will help you increase penetration. But we are at 79%, so clearly our growth in the future will come on the back of some market share growth that we continue to see, but also one should not rule out that 80% actually growing a bit in the future, but certainly not at the rate that you have seen in the past.

As far as we are concerned, one of the big positives of Portugal Telecom in the domestic market is that, culturally speaking, we are sellers of voice. We are no longer sellers of voice. We are sellers of content and TV, and that is something which is very much ingrained in the DNA of the Company, and it is not something that happens overnight. So, from that standpoint, the fact that we do have significant experience from cable in the past has helped us a lot. Thank you.

Luis Prota:

Thank you.

Zeinal Bava:

OK. Thank you very much for being on the call. Again, sorry if I have taken up a lot of your time. My team and I are very grateful for you being on the call, and of course, they are all available to answer any more questions that you may have offline. I look forward to seeing you in the future, or if not, in our next conference call. Thank you, bye-bye.

Operator:

This concludes Oi S.A.’s conference call. Thank you very much for attending today’s presentation. You may now disconnect your lines and have a good day.